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Exhibit 23(b)



The Board of Directors
Harris Trust and Savings Bank and
Harris Preferred Capital Corporation:

We consent to the inclusion in this prospectus of our report dated January 31, 1997 on our audit of the consolidated financial statements of Harris Trust and Savings Bank and Subsidiaries and to the reference to our firms under the caption "Experts".



KPMG Peat Marwick LLP                   Coopers & Lybrand L.L.P.
Chicago, Illinois
January 27, 1998